
The only nationwide premier
winery franchise in the
United States!
Waters Edge
WINERIES
Live Life at the Edge
Cabilicious
Waters Edge
WINERY

WATERS EDGE WINERIES

We are a nationwide premier winery franchise in the US

Highlights

Investment Memo

An investor has written an Investment Memo

1. In 2012 we pivoted completely our business model and created the first-ever urban winery.
2. Founded the first location in 2004
3. 15 wineries franchised around the country.

4   Clear signs of product-market fit.

5   Finished last year with over $800K in revenue.

6   BevGraph partnership in place.

7   Made Inc. 5000 Fastest Growing Companies for 4th year in a row.

Team



Ken Lineberger   President

Ken Lineberger is the founder and president of Waters Edge Wineries, a rapidly growing urban winery franchise system that combines innovative winemaking with a scalable business model.

linkedin.com



Art DeCaro   Director of Training

After attending the US Naval Academy and studying Computer Science at Cal State University San Marcos, Art began his career in the tech industry before transitioning to the wine world in 2013.



Mark Mitzenmacher   Director of Operations

Mark has decades of experience managing small and medium size businesses. He founded his own silkscreen and embroidery company as well as working for his family's grocery business.

Revolutionizing the wine industry with urban winery franchises, making winemaking accessible across the

franchises, making winemaking accessible across the U.S.

Own a Share of America's Urban Winery Franchise

To watch the full video interview at the top of the page, please [*click here.*](#)



"Bringing the winery ownership experience to communities across 15 U.S. states."

"Invest from $100"





15 current locations expanding towards 50!

The Opportunity

When it comes to winemaking, the United States is at the forefront of the conversation. The U.S. wine industry is a $107 billion market (Statista), making it the largest wine market in the world. Amongst the best vineyards in the world are located in the country.



400 million cases of wine | Are sold annually in the U.S. (Wine Institute, 2023)

"Most U.S. wineries are clustered in just six states, but Waters Edge Wineries is changing that—bringing the winery experience to communities across the country through a scalable urban winery franchise model."





Problem:

80% of U.S. wineries are concentrated in just six states, leaving 44 states underserved despite strong demand.



Solution:

"Waters Edge Wineries offers a scalable urban winery franchise model, bringing the winemaking experience to local communities nationwide **without relying on local agriculture to bring in grapes.**"



Our Proven Model

You don't need a vineyard to own a winery with us. We import top-quality grape juice (called grape must) from famous regions like California, France, Italy and many others. Each franchise then crafts, bottles, and serves wine produced on-site, in welcoming tasting rooms of about 4,000–5,000 sq ft.

Guests love being part of the experience — they can even create their own custom labels for their bottles.







Visiting a winery offers something a bottle on a store shelf never can - a connection to the craft and the stories behind each bottle.

Traction That Tells the Story

"Waters Edge Wineries runs 15 urban winery locations nationwide, with four years of strong growth and Inc. 5000 recognition. FY 2024 revenue hit ~$825K with ~85% gross margin and positive EBITDA. Our flagship in Broken Arrow, Oklahoma grew from $1M in year one to $2.6M in 2024, backed by 1,500+ wineclub members providing recurring revenue."



Business Model at a Glance

- Revenue Streams:

Royalties: 6% of gross monthly sales
~$60K annually in royalties per winery, assuming $1.2M+ AUV.

Ad-royalty fund: Approx. 2% of gross sales

covers marketing support.



Business Model at a Glance
Franchise growth
Royalty stream
Brand recognition
Franchise demand
Waters Edge WINERIES
Live Life at the Edge...

Go-to-Market Strategy



Focus on 44 underserved states with strong wine-drinker demographics.



Digital campaigns and Franchise Development Lead reduce sales cycle.



Operational support: CRM, training systems, onsite guidance.



Waters Edge WINERIES Live Life at the Edge...

“Targeting Underserved States for Maximum Growth”

Why Invest Now

- **Investment Terms:**

- Early-bird price: $1.00/share for first $100K (post-money ~$3.346M vs pre-money ~$4.18M valuation).

- Standard price $1.25/share thereafter.

- Minimum investment: $100. Campaign closes on December 31, 2025.

- Bonuses for $1K+ investors before September 30, 2025:

Receive two bottles of Paso Robles Cab Sauvignon signed by founder (limit 100 investors).

Investor Perks:



$107B U.S. wine industry—the largest globally.

80% of wineries concentrated in six states; 44 states underserved.

Wine lovers in underserved states spend on travel or online wine—local options are scarce

Use of Funds

“Funds will be used to drive targeted digital marketing to franchise prospects in underserved states, hire a Franchise Development Lead to speed up sales, and scale operations with enhanced CRM, training, and onsite support systems.”


Waters Edge WINERIES
Live Life at the Edge...
Targeted Digital Marketing campaigns.
Launch targeted digital marketing campaigns to franchisee prospects in undercapitalized states.
Hire Franchise Development Lead
Hire Franchise Development Lead to reduce sales cycle time.
Scale operational infrastructure
Scale operational infrastructure: intranet, CRM, training systems, onsite support.

The Financial Snapshot


15
Total Locations
Average Royalty per Unit
$53K /year



$825K
FY2024 Revenue

14−15%
EBITDA - CNN, and Growing Margin

85%
Gross Margin

Average Unit Volume
$882K
/year per franchise

Compound Annual Growth Rate

2024

2018

Total System Revenue ($M)

Awards our wineries have earned















Wine Is " Culture. Community. Cash Flow"

Pour your capital into all three—invest starting at $100.

Invest Now

Waters Edge®
WINERIES
Live Life at the Edge®...

Our Vision for Growth & Investor Returns

Waters Edge Wineries is on a strategic path to expand to 50 locations within the next three years, strengthening our national presence and brand value. This growth trajectory is designed to position us as an attractive acquisition target for a larger franchise portfolio company.

Our goal is to create a meaningful liquidity event for investors within 3-5 years, offering the potential for not only recovering the initial investment but also achieving a healthy return as our valuation increases. By investing today, you're joining us at a pivotal moment—one that could lead to significant upside as we scale and position Waters Edge Wineries for long-term success.



"The Microbrewery Effect Craft beer exploded because it gave consumers a local, authentic, and social experience. No one has done that for wineries, until now. We're bringing the same disruptive energy to wine."





Invest Now!

Starting from $100

